The SMALLCap Fund, Inc. N-SAR

Item 77E: Registrant was the subject of a legal proceeding. On Thursday, May 29, 2003, Ralph Bradshaw, a shareholder and board member, filed a lawsuit in Circuit Court for Baltimore City against The SMALLCap Fund,
Inc. The suit alleged that the bylaw amendment enacted on February 27, 2003 was invalid under Maryland law. The Board amended the bylaw requiring directors be elected by a vote of the holders of a majority of the shares of common stock outstanding and entitled to vote in the election of directors. Previously, directors were elected by a plurality of all the votes cast. The Court granted summary judgment in favor of the Fund upholding the bylaw provision and the case was dismissed with prejudice.





















C:\TEMP\Exhibit A - The SMALLCap Fund, Inc..doc